SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of: November 2006

Given Imaging Ltd.

(Exact name of registrant as specified in charter)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

EXPLANATORY NOTE

          On November 2, 2006, Given Imaging Ltd. held a conference call entitled “Given Imaging Third Quarter 2006 Earnings Results Conference Call.” A copy of the transcript from this conference call is attached to this Form 6-K as Exhibit 99.1.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.

Date: November 8, 2006	By:

	Name:	Ido Warshavski
	Title:	General Counsel & Corporate Secretary

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Transcript of conference call held on November 2, 2006, entitled “Given Imaging Third Quarter 2006 Earnings Results Conference Call.”